UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

HERTZ GLOBAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805T 10 5

(CUSIP Number)

Clayton, Dubilier & Rice Fund VII, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons Clayton Dubilier & Rice Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 44,467,853 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 44,467,853 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,467,853 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 10.7% (1)

14.	Type of Reporting Person PN

(1)  Based on 413,873,148 shares of common stock, par value $0.01 per share (“Shares”), of Hertz Global Holdings, Inc., a Delaware corporation  (“Hertz Holdings,” or the “Issuer”), outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 44,467,853 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 44,467,853 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,467,853 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 10.7% (1)

14.	Type of Reporting Person CO

(1)  Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Associates VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 44,467,853 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 44,467,853 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,467,853 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 10.7% (1)

14.	Type of Reporting Person PN

(1)  Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Investment Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 44,467,853 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 44,467,853 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,467,853 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 10.7% (1)

14.	Type of Reporting Person CO

(1)  Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CDR CCMG Co-Investor L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 16,236,028 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 16,236,028 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,236,028 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 3.9% (1)

14.	Type of Reporting Person PN

(1)  Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CDR CCMG Co-Investor GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 16,236,028 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 16,236,028 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,236,028 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 3.9% (1)

14.	Type of Reporting Person CO

(1)  Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Parallel Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 301,834 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 301,834 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,834 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14.	Type of Reporting Person PN

(1)  Based on 413,873,148 Shares outstanding on February 28, 2011.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Parallel Fund Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 301,834 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 301,834 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,834 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)

14.	Type of Reporting Person CO

(1)  Based on 413,873,148 Shares outstanding on February 28, 2011.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009 (the “Statement”) as follows:

Item 2.	Identity and Background

Item 2 of the Statement is amended by inserting the following information:

(b)           The business address for each of Joseph L. Rice, III, Donald J. Gogel, Kevin J. Conway and Theresa A. Gore is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152.

(c)           Each of Messrs. Rice, Gogel and Conway and Ms. Gore is employed by Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152.

The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 1 to Schedule 13D is attached as Exhibit 1.1 hereto.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended by inserting the following information:

On March 31, 2011, Clayton Dubilier & Rice Fund VII, L.P. sold 13,909,141 Shares, CDR CCMG Co-Investor L.P. sold 5,078,482 Shares and CD&R Parallel Fund VII, L.P. sold 94,411 Shares, in each case to Goldman, Sachs & Co. (“GS”) at a price of $15.63 per Share, in a registered offering (the “Secondary Offering”) pursuant to an Underwriting Agreement, dated as of March 28, 2011 (the “Underwriting Agreement”), by and among the CD&R Hertz Funds (as defined in the Statement), the Carlyle Hertz Funds (as defined in the Statement), the Merrill Lynch Hertz Funds (as defined in the Statement), CMC-Hertz Partners, L.P. and GS.

Under the Underwriting Agreement, CD&R Hertz Funds, the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. have agreed with GS, subject to certain exceptions, not to dispose of or hedge any Shares or securities convertible into or exchangeable for Shares during the period from March 28, 2011 continuing through and including the date 45 days after March 28, 2011, except with the prior written consent of GS (such period, the “restricted period”).  The restricted period will be automatically extended if: (1) during the last 17 days of the restricted period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the restricted period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7 hereto and is incorporated herein by reference.

As of the closing of the Secondary Offering, CD&R Hertz Funds, the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Partners, L.P. ceased to own at least 50% of the Shares then outstanding in the aggregate and the Issuer ceased to be a “controlled company” within the meaning of the rules of the New York Stock Exchange (“NYSE”).  In connection therewith, the board of directors of the Issuer and of The Hertz Corporation, the Issuer’s wholly-owned subsidiary, amended the Issuer’s and The Hertz Corporation’s by-laws to reflect the creation of the new Compensation, Nominating and Governance Committee in order to be compliant with applicable NYSE independence and governance requirements and created and adopted a charter for a new compensation, nominating and governance committee of each of the Issuer and The Hertz Corporation to replace their respective existing compensation committees.

Except as described in this Item 4 and Item 6 of this Schedule 13D which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a)-(b)

As of the date hereof (and after giving effect to sale of the Shares in the Secondary Offering), each of the Reporting Persons beneficially owns the number and percentage of Shares then issued and outstanding listed opposite its name:

Reporting Person(1)	Amount Beneficially Owned		Percent of Class(2)
Clayton Dubilier & Rice Fund VII, L.P.	44,467,854	(3)	10.7%
CD&R Associates VII, Ltd.	0	(4)	0%
CD&R Associates VII, L.P.	0	(4)(5)	0%
CD&R Investment Associates VII, Ltd.	0	(4)(6)	0%
CDR CCMG Co-Investor L.P.	16,236,028		3.9%
CDR CCMG Co-Investor GP Limited	0	(7)	0%
CD&R Parallel Fund VII, L.P.	301,834		0.1%
CD&R Parallel Fund Associates VII, Ltd.	0	(6)(8)	0%

(1)  As noted in “Item 2.  Identity and Background,” the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. are not included as Reporting Persons in this Schedule 13D, and the CD&R Hertz Funds expressly disclaim beneficial ownership of all Shares held by such funds.  As such, this table excludes:  (i) 24,587,427 Shares held by ML Global Private Equity Fund, L.P.; (ii) 2,949,860 Shares held by Merrill Lynch Ventures L.P. 2001; (iii) 2,362,247 Shares held by ML Hertz Co-Investor, L.P.; (iv) 46,523,921 Shares held by Carlyle Partners IV, L.P.; (v) 1,878,946 Shares held by CP IV Coinvestment, L.P.; (vi) 5,677,083 Shares held by CEP II U.S. Investments, L.P.; (vii) 222,636 Shares held by CEP II Participations S.à r.l. SICAR; and (viii) 14,749,298 Shares held by CMC-Hertz Partners, L.P., in each case after giving effect to the sale of Shares in the Secondary Offering.  This table also excludes the 20,752 Shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is associated with the Merrill Lynch Hertz Funds and 59,251 Shares and 46,700 currently exercisable options to purchase Shares issued to certain entities associated with MLGPE, as assignee of compensation payable to the Merrill Sponsor Nominees under Hertz Holdings’ Director Compensation Policy, which shares may be deemed to be beneficially owned by ML Global Private Equity Fund, L.P.

(2) Based on 413,873,148 Shares outstanding on February 28, 2011.

(3) Excludes 16,236,028 Shares held by CDR CCMG Co-Investor L.P., of which CDR CCMG Co-Investor GP Limited, a wholly owned subsidiary of Clayton Dubilier & Rice Fund VII, L.P., is the general partner.  Clayton Dubilier & Rice Fund VII, L.P. expressly disclaims beneficial ownership of the Shares held by CDR CCMG Co-Investor L.P.

(4) Clayton Dubilier & Rice Fund VII, L.P. is a partnership of which CD&R Associates VII, Ltd. is the general partner, which is a wholly-owned subsidiary of CD&R Associates VII, L.P., of which CD&R Investment Associates VII, Ltd. is the general partner.  Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the Shares held by Clayton, Dubilier & Rice Fund VII, L.P., as well as of the Shares held by each of CD&R Parallel Fund VII, L.P. and CDR CCMG Co-Investor L.P.

(5) CMC-Hertz Partners, L.P. is affiliated with ML Global Private Equity Fund, L.P., Carlyle-Hertz GP, L.P. and CD&R Associates VII, L.P. The general partner of CMC-Hertz Partners, L.P. is CMC-Hertz General Partner, L.L.C., whose members are Carlyle-Hertz GP, L.P., ML Global Private Equity Fund, L.P. and CD&R Associates VII, L.P. Investment decisions on behalf of CMC-Hertz General Partner, L.L.C. are made by majority vote of its Executive Committee, which comprises one representative of each of the members; however, until December 21, 2013, ML Global Private Equity Fund, L.P. has the contractual right (subject to various restrictions) to make decisions regarding disposition or voting of the Shares beneficially owned by CMC-Hertz Partners, L.P.  Each of CD&R Associates VII, L.P. and its general partner, CD&R Investment Associates VII, Ltd., expressly disclaims beneficial ownership of such Shares.

(6) CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a three person board of directors, and all board action relating to the voting or disposition of these Shares requires approval of a majority of the board. Joseph L. Rice, III, Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the Shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, LLC. Such persons disclaim such beneficial ownership.

(7) CDR CCMG Co-Investor GP Limited, which is a wholly owned subsidiary of Clayton, Dubilier & Rice Fund VII, L.P., is the general partner of CDR CCMG Co-Investor L.P. CDR CCMG Co-Investor GP Limited expressly disclaims beneficial ownership of the Shares held by each of CDR CCMG Co-Investor L.P. and Clayton, Dubilier & Rice Fund VII, L.P.

(8 CD&R Parallel Fund Associates VII, Ltd. is the general partner of CD&R Parallel Fund VII, LP.  CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the Shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P. and CDR CCMG Co-Investor L.P.

(b)

In addition to the description set forth above in this Item 5, see the cover pages of this Amendment No. 1 to Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1	Joint Filing Agreement, dated April 4, 2011, by and among the Reporting Persons
7

Underwriting Agreement, dated as of March 28, 2011, by and among Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P., CEP II Participations S.á r.l. SICAR, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P., CMC-Hertz Partners, L.P. and Goldman, Sachs & Co., Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CLAYTON, DUBILIER & RICE FUND VII, L.P.

By:	CD&R Associates VII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, L.P.

By:	CD&R Investment Associates VII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII, LTD.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CDR CCMG CO-INVESTOR L.P.

By:	CDR CCMG Co-Investor GP Limited,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Director

CDR CCMG CO-INVESTOR GP LIMITED

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Director

CD&R PARALLEL FUND VII, L.P.

By:	CD&R Parallel Fund Associates VII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R PARALLEL FUND ASSOCIATES VII, LTD.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

Dated: April 4, 2011